55 East Jackson Boulevard	8 Nelson Street West, Suite 600	A World of Protection Right Next Door
Chicago, IL 60604-4187	Brampton, ON L6X 4J2
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September 29, 2006

By EDGAR

Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Hub International Limited

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 13, 2006

File Number: 001-31310

Dear Ms. Robertson:

Hub International Limited (the “Company”) hereby acknowledges receipt of the comment letter, dated July 28, 2006 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “10-K”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.

September 29, 2006

RESPONSES TO STAFF COMMENTS

Form 10-K for the year ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 38

Recognition of Commission Income, page 38

1.	Regarding your response to prior comment one, amend your filing to:

•	Quantify the impact that changes in estimates have had in each period presented or tell us where you have included this information;

•	Clarify your disclosure to indicate the reason that the 1% of commission income for policy cancellation rates and the 2% of client premiums receivable for doubtful accounts are reasonably likely scenarios; and

•	Describe the factors/assumptions that drive these estimates and how each affects the sensitivity analysis.

Response: The net impact in any period of the changes in the policy cancellation reserve and allowance for bad debt reserve estimates can be calculated as the increase or decrease in the reserve provision for the period, offset by actual revenue reversed or bad debts written off during the period. The net expense of these changes for the years ended December 31, 2005, 2004 and 2003 is $1,129,000, $559,000, and $736,000, respectively.

We acknowledge that the sensitivity % changes we proposed in our response dated July 14, 2006 (1% of commission income and 2% of client premiums receivables) do not represent reasonably likely scenarios. We chose these sensitivity changes, which represent changes that are higher than any actual historical trends we have experienced, to emphasize that these changes would not have a material impact on our statement of earnings. We believe that sensitivity % changes that fall within our historical range of actual policy cancellation or bad debt write-off experience represent reasonably likely scenarios. We believe that our historical experience of policy cancellations and bad debt write-offs is a good indicator of what we can expect on a going forward basis. We are not aware of any current or future changes in our business activities, operations or practices that would impact our projection of historical trends. In addition, as we manage our business with a strong intent to minimize policy cancellations and bad debts, we expect the % range to be small.

September 29, 2006

Over the last three years, our historical experience of policy cancellations as a % of commission income has ranged from 0.01% to 0.17%, and our historical experience of net bad debt expense as a % of client premiums receivables has ranged from 0.28% to 0.77%. Based on the relatively small range for both of these estimates as well as the fact that they are not material, we have chosen to use the higher, more conservative end of the range of 0.17% for policy cancellations and 0.77% for bad debts as our estimate of a reasonably likely scenario for purposes of disclosing sensitivity of these estimates.

For policy cancellations and bad debts, we focus on the clarity of customer communications and the quality of the customer and its financial health (the ability to honor its obligations). We also structure many of our client payment plans to accelerate the receipt of funding (even though we may not be contractually obligated to remit these funds to the insurer in the same manner) to minimize the impact on our revenues should a customer fail to pay or cancel its policy. We also focus significant efforts on monitoring our receivables, including follow up and collection. Therefore, we expect the impact of policy cancellations and bad debts to continue to be relatively small and we believe it is appropriate to use our historical experience as a proxy for what we expect to experience on a going forward basis.

We will include additional disclosures of these estimates to reflect the points above in the MD&A section of our 2006 Form 10-K filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions and dispositions, page 53

2.	In your response to prior comment two, you propose to include, in future filings, a more detailed discussion of the changes in the carrying amount of goodwill. Please amend your filing to provide this disclosure. We believe it is also important for investors to understand why the goodwill recorded for the thirteen smaller fold-in acquisitions is larger in proportion to the purchase price than for the THB and PLI acquisitions and request that you amend your filing to expand your disclosure.

Response: The acquisitions of PLI and THB were both significant acquisitions that had annual revenue in excess of $5 million prior to being acquired. Therefore, pursuant to the Company’s policy of obtaining third party valuations to support purchase price allocations on acquisitions of entities with historical revenue greater than $5 million, we engaged independent third party valuators to assist us in conducting asset valuations.

September 29, 2006

In the brokerage business, we have generally found that the two most common identifiable intangible assets recognized in a purchase (and reflected in subsequent purchase price allocations) are customer relationships and non-competition covenants, with the former constituting a much larger percentage of total intangibles. Our historical allocations on prior acquisitions where valuations have been performed by independent third party valuators have resulted in the allocation of 30% of the remaining purchase price (after an allocation to net tangible assets acquired) to customer relationships and 70% for goodwill (assuming there aren’t any contractual non-compete agreements incorporated into the acquisition agreement). We consider this allocation to be a reasonable benchmark for acquisitions whose annual revenues are less than $5 million. We do not engage third party valuators on less significant acquisitions, but instead apply the historical percentages to the remaining purchase price after an allocation to tangible assets and non-competition covenants, if any. Our historical experience and expertise in acquiring and valuing brokerage operations has shown that the 30%/70% allocation between customer relationships and goodwill is consistent with the purchase price allocations established from third party valuators. We have applied these historical averages to the 13 fold-in acquisitions completed in 2005.

Accordingly, for these fold-in acquisitions, 70% was allocated to goodwill. In addition, contingent consideration payments in 2005 earned on nine prior year acquisitions were all recorded as adjustments to goodwill (excess purchase price). This caused the “other” acquisitions in our 2005 table in Note 3 to reflect almost 80% for goodwill.

Since PLI sells only personal lines insurance, the “value” of this brokerage is built around personal relationships that brokers establish with their customers. As a result, non-competition agreements are in place with a substantially higher number of brokers than a normal Hub brokerage acquisition. In addition, due to the high turnover of key staff immediately before the acquisition, the seller put in place various employee retention agreements. This resulted in an unusually significant amount of purchase price being allocated to non-compete intangibles, when compared with a more typical acquisition. In contrast to the other acquisitions and purchase price allocations that are reflected in Note 3, the goodwill recorded in the PLI acquisition is noticeably lower, given the higher value attributed to the identifiable intangibles in PLI.

THB is a facultative reinsurance broker, which places insurance on behalf of its insurance company clients. Given the unique nature of this brokerage and associated risks, the Company negotiated a lower front end purchase price with the potential for a significant earn-out in subsequent periods. This resulted in an initial purchase price that was significantly lower than normal, which reduced the amount of goodwill recorded in the initial purchase price allocation.

September 29, 2006

We agree with the Staff’s comment and are committed to providing more transparent disclosure relating to accounting for our acquisitions. We propose the following additional disclosure for 2005 acquisitions to be included in our 2006 Form 10-K MD&A (2006 acquisitions will follow similar disclosure format):

Goodwill acquired during 2005 was $43.9 million of which two larger acquisitions, PLI, a personal lines insurance brokerage, and THB, a facultative reinsurance broker, accounted for $18 million and $2.5 million, respectively. For the PLI acquisition, the Company allocated 10% of the value of intangibles to identifiable non-competition covenants, which is higher than amounts allocated in most brokerage acquisitions, on the basis that there were significant employee retention agreements in place prior to the acquisition. This resulted in less excess purchase price being recorded to goodwill. Furthermore, given the unique nature of THB’s brokerage business and associated risks, we structured the acquisition to minimize the initial purchase price. This resulted in less purchase price initially recorded to goodwill.

4. Commitments and contingencies, page 57

3.	Regarding your response to prior comment four, provide us the following to clarify the nature of these special shares:

•	The entity that actually issued the special shares;

•	The number of special shares issued upon acquisition;

•	How the number of special shares to be purchased at each period is determined;

•	What happens if the formula indicates that the special shares have no value based on the formula at the end of the period;

•	What happens after the earn-out period to any special shares that remain in the possession of management; and

•	What is meant by the statement that the special shares do not represent a residual equity interest in Talbot and whether they represent a security interest in the issuing entity.

Response: In our most recent quarterly report on Form 10-Q filed August 8, 2006, the description of the contingent payments to the Talbot management group has been enhanced to provide further transparency regarding this transaction. We respectfully refer the Staff to Note 3 on pages 7 and 8 and the Acquisitions discussion in the MD&A on page 37. The revisions are intended to clarify, among other things, that the entity issuing the special shares is Satellite Acquisition Corporation (“Satellite”). The disclosure also clarifies that one-third of the special shares was expected to be purchased in each of the three annual periods following the acquisition. A total of 7,927,971 special shares were issued at the date of acquisition.

September 29, 2006

With respect to the Staff’s additional questions:

How are the number of special shares to be purchased at each period determined?

The acquisition agreement specifies that one-third of the total number of special shares is to be purchased at the end of each annual period.

What happens if the formula indicates that the special shares have no value based on the formula at the end of the period?

If the special shares had no value, we would not incur any additional compensation expense and make no additional contingent earn-out payments. However, since the acquisition of Talbot, growth targets included in the acquisition agreement have been met. As a result of meeting 2005 and 2004 growth targets, the Company has already made total payments of $35.4 million in cash and shares for two-thirds of the total special shares of Satellite. We estimate that we will make an additional payment of $20.6 million on March 31, 2007 for the remaining one-third of the special shares outstanding.

What	happens after the earn-out period to any special shares that remain in the possession of management?

No shares will remain in the hands of the former Talbot management group at the end of the earn-out period.

What is meant by the statement that the special shares do not represent a residual equity interest in Talbot and whether they represent a security interest in the issuing entity?

The statement that the special shares do not represent a residual equity interest in Talbot was intended to mean that the holders of these special shares do not hold “equity” in Talbot that would entitle them to a residual interest in the assets of Talbot after deducting all liabilities. In the event Hub did not purchase all of the special shares, the holders of those shares would be entitled to compensation for them only in the event of the dissolution of Satellite. Because Hub has a liquidation preference in the amount paid to Safeco for Talbot, Satellite could be liquidated only upon the sale or dissolution of Talbot.

As of March 31, 2006, we had already purchased two-thirds of the special shares. On March 31, 2007, we intend to purchase the remaining one-third of the special shares which represents the final contingent earn-out payment under the acquisition agreement.

September 29, 2006

4. Intangible assets, page 60

4.	We disagree with your conclusion in response to prior comment five that the non-competition covenants are indefinite lived intangible assets. Paragraph B59 of SFAS 142 states that indefinite does not mean the same as indeterminate. Since there is a limit to the useful life of the non-compete arrangements, revise your financial statements to amortize these intangible assets based on the best estimate of the useful life of that asset.

Response: We have reviewed paragraph B59 of SFAS 142, as referenced in the Staff’s comment, and have concluded that certain of our non-competition covenants that were previously classified as indefinite life intangible assets do have a useful life. Since our non-competition covenant agreements have a limit placed on the end of their useful lives (i.e., end of an individual’s employment), we agree that the estimated useful lives are not considered infinite. Therefore, consistent with paragraph 12 of SFAS 142, these non-competition covenant agreements should be amortized over their estimated useful lives.

Determining useful life

In estimating the useful life of our non-competition covenants, we considered the fact that our non-compete arrangements are not directly comparable to traditional non-compete arrangements. In a traditional non-compete arrangement, a seller is restricted from competing directly with the acquired business for a defined period of time following the acquisition; the intangible asset has a more clearly defined useful life that is consistent with the duration of the contract term. In our business, the sellers and/or their principal employees are often “acquired” in the transaction. Our non-competition agreements operate in the same manner as above (restricting former employees from competing directly in the same space as the acquired business for a defined period of time), however, the non-compete is effective for (i) the term of employment; plus (ii) a contractually determined period after the seller’s principals (or other covered employees) terminate employment with the Company. These individuals are bound by the terms of the non-competition agreement for the duration of their employment with the Company, which is less defined, and then for a defined term (normally two to four years) once employment is terminated. These non-competition covenants are generally standard terms of an acquisition contract.

Based on our analysis of each specific non-competition covenant agreement, the Company’s best estimate of the weighted average useful life of all of its agreements is approximately 16 years. We first determined the age of the covered employees at the date of acquisition. Although the Company does not have a mandatory retirement age, we have consistently assumed in our organization an informal retirement age of 65. One of the goals that the Company tries to achieve in acquiring brokerages is to encourage the retention of our acquired employees. The Company experiences a very low level of employee turnover subsequent to an acquisition, and therefore, for purposes of this analysis, we have assumed that covered employees will remain

September 29, 2006

with the Company until age 65. If the covered employee terminates employment before 65, consistent with paragraph 14 of SFAS 142, we immediately revise the estimated useful life of that specific non-competition covenant agreement and the remaining carrying value of the related intangible asset is amortized over the revised useful life, which is normally the term of the agreement itself (2-4 years).

Determining amortization method

In determining the appropriate method of amortization, we considered the methods of amortization that would most reliably reflect the pattern in which the economic benefits of the intangible assets are consumed. Non-competition covenant agreements provide value to the Company for as long as the individual is an employee of the company and then for the defined term after termination; the economic benefits of the non-compete arrangement appear to be consumed evenly over this period of time. Therefore, absent another more evident pattern of consumption, the Company has concluded that the intangible assets should be amortized on a straight-line basis over the estimated useful lives.

The effect of amortizing these non-competition covenant agreements over their estimated useful lives is to reduce net earnings before tax, net income and diluted EPS, respectively, for 2003, 2004, and 2005 as follows (in 1,000’s of dollars, except percentages):

	Net Earnings Before Tax			Net Income			Diluted EPS
2003 Impact	$		%	$		%	$		%
Annual		$43.08%			$25.07%			$0.0007	.07%
Cumulative		$319.58%			$181.52%			$0.0056	.49%
2004 Impact
Annual		$244.53%			$144.55%			$0.0041	.51%
Cumulative		$564	1.23%		$333	1.27%		$0.0094	1.18%
2005 Impact
Annual		$346.61%			$208.81%			$0.0057	.75%
Cumulative		$910	1.61%		$540	2.10%		$0.0148	1.94%

We have evaluated the materiality of these adjustments for the current and prior periods on both the “rollover” and “iron curtain” approaches in accordance with Staff Accounting Bulletin (“SAB”) No. 108. We have concluded both quantitatively and qualitatively, after considering the factors described in SAB No. 99, that the cumulative adjustment is not material to the net earnings of any prior year quarter or annual period. We intend to correct the cumulative amortization adjustment as of December 31, 2005 of approximately $910,000 ($540,000, net of tax) in the third quarter of 2006. Consistent with APB No. 28, paragraph 29, as this cumulative adjustment is immaterial to the 2006 estimated annual earnings, no additional disclosure will be required of this correction in the interim period.

September 29, 2006

10. Debt, page 62

5.	Regarding your response to comment six, please revise “foreign currency translation” in Note 2 to include a description of the functional currencies used in your operations as well as any other additional information that is needed to understand your translation policy. Also revise the discussion herein to indicate that the entity that carries the U.S. denominated debt uses the Canadian dollar as its functional currency.

Response: In response to the Staff’s comment, we will include in future filings the following disclosure in our significant accounting policy note related to foreign currency translation:

“While the Company’s operations are primarily in the United States, a significant portion of the operations are in Canada. The functional currency in these Canadian operations, as well as the parent company that holds the U.S. dollar denominated debt, is the Canadian dollar and these operations are self sustaining. The assets and liabilities of these subsidiaries at year-end are translated into U.S. dollars at the year-end exchange rate. Revenue and expenses are also translated into U.S. dollars at the average exchange rate for these periods. Accordingly, the unrealized gains and losses which would result from this translation are deferred and included in shareholders’ equity under the caption “cumulative translation account.” In addition, U.S. denominated debt which is held by the parent company, whose functional currency is the Canadian dollar, has been designated as a hedge against the Company’s investment in its U.S. operations. Therefore, transaction gains and losses on the U.S. denominated debt are recorded in the cumulative translation account.”

18. Segmented information, page 70

6.	We note your statement, in your response to comment 7a and b, that you applied the aggregation criteria in paragraph 17 of SFAS 131. The analysis you have provided, however, mainly focuses on the support for showing Canadian operations separate from U.S. operations. Please provide us with a revised analysis of paragraph 17 that demonstrates why it is appropriate to aggregate all of the U.S. hubs in one reportable segment and all the Canadian hubs within one segment.

Response: The Company is organized around 15 regional operating centers, called “regional hubs.” These regional hubs engage in similar brokerage business activities for which they earn revenues and incur expenses. This is the lowest level for which discrete financial information is available and is reviewed by the Chief Operating Decision Maker (“CODM”).

September 29, 2006

In our earlier response to the SEC dated July 14, 2006, we defined our CODM as our Executive Management Team (“EMT”), which consists of the chief executive officer, president, chief operating officer, chief financial officer, chief sales officer, chief corporate development officer, and chief legal officer. The Company’s EMT regularly reviews financial reports that disaggregate consolidated operating results by individual Canadian and US regional hub. The EMT uses this disaggregated information to make decisions about resources to be allocated to each regional hub and to assess each regional hub’s operational and financial performance. We also concluded in our prior response, that each of our regional hubs met the definition of an “operating segment” based on the criteria described in paragraphs 10-15 of SFAS No. 131 (“SFAS 131”).

Based on the aggregation criteria in paragraph 17 of SFAS 131 and the guidance in the FASB’s “Q&A 131—Segment Information: Guidance on Applying Statement 131,” (issued December 1998), we believe that the regional hubs operating within Canada and the regional hubs operating within the US meet the aggregation criteria (economic and non-economic characteristics) of SFAS 131. Also as noted in our prior response, we evaluated the following criteria when assessing whether our operating segments could be aggregated into reportable segments:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	The nature of the regulatory environment, for example, banking, insurance, or public utilities.

Our analysis and support for this assessment is detailed in the following paragraphs.

All of our regional hubs engage in a similar business (i.e. placement of insurance business on behalf of their customers) and operate under a similar business model. As a result, the Company’s EMT fully expects each regional hub to achieve a similar long-term financial performance based on future prospects. Two key financial measures that the EMT monitors (as does the investor/analyst community that follows the insurance brokerage industry) on a regular

September 29, 2006

basis to assess the company’s financial performance are the compensation ratio (cash compensation as a percentage of revenue) and EBITDA margin (earnings before interest, taxes, depreciation and amortizations as a percentage of revenue). All regional hubs, regardless of geographic location, are expected to achieve the same long-term corporate-wide financial objectives: 50% compensation ratio and 30% EBITDA margin. Financial performance for all regional hubs has been and will continue to be measured each year against these long-term corporate-wide financial objectives. It is the basis on which the EMT makes operating decisions and assesses performance of its regional hubs.

In addition, all of our regional hubs participate in the same corporate-wide management incentive program. This program is fully aligned with the same long-term corporate-wide financial objectives (e.g., 30% EBITDA margin). Maximum bonuses are allocated to those regional hub’s management teams that meet the long-term corporate-wide financial objectives. This further emphasizes the EMT’s commitment to meet similar corporate-wide financial objectives in the long term.

In assessing the similarity of economic characteristics of our operating segments, we also followed the guidance in Question #8 of FASB’s “Q&A 131—Segment Information: Guidance on Applying Statement 131,” (issued December 1998): “Statement 131 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only.” As noted below, due to the Company’s lack of maturity and the significant growth we have experienced since our inception in 1998, we have not yet achieved similarity in the key financial measures, particularly in some of our more recently acquired regional hubs, that we use to evaluate the performance of each of our operating segments. However, it is expected that all operating segments, regardless of geographic location, will achieve similar financial objectives in the near future (within the next 3 years).

Over the last few years, the compensation ratio and EBITDA margin have fluctuated, particularly in the US regional hubs, where the businesses are less mature and the acquisition activity has been high.

Canadian regional hubs:

In 2005, the compensation ratios ranged from 47% to 52% for the Canadian regional hubs. Our Canadian operations are more mature, therefore we would expect to see compensation ratios that are more in line with the Company’s overall objective of 50%. To further illustrate our point, in 2003, 2004 and 2005, our average compensation ratios were 46%, 49% and 49%, respectively. In 2005, the EBITDA margins for the Canadian regional hubs ranged from 25% to 34%, and our overall averages in 2003, 2004 and 2005 were 36%, 31% and 29%, respectively.

September 29, 2006

US regional hubs:

In 2005, the compensation ratios ranged from 45% to 64% for the US regional hubs. For certain regions, such as the Pacific, the compensation ratio is trending in a positive direction, from 65% in 2003 to 57% in 2005. Similarly, for New England and the Midwest, our ratios are slowly starting to trend towards our overall target of 50%. The EBITDA margin reflects broader ranges of performance, primarily due to recent acquisitions. However, for example, the Pacific region had an EBITDA margin of 14% in 2003, which increased to 23% in 2005. In addition, in comparing 2005 actual EBITDA to our 2006 forecast, the positive trend continues: Northeast, from 28% to 31%; Midwest, from 22% to 25%; Southwest, from 21% to 25%; and Pacific, from 23% to 25%.

At this time, we believe that the differences in the compensation ratios and EBITDA margin are not unexpected based on the lack of maturity of the Company’s business and the significant growth that we have undergone since our inception. Therefore, we do not believe that current or historical results are a true indicator of the future long-term prospects of our business.

The Company has experienced significant growth since its inception in 1998, primarily through acquisitions of insurance agencies. On a consolidated basis, the Company has grown from approximately $95.2 million in total revenues at December 31, 2000 to approximately $442.6 million in total revenues at December 31, 2005. In its earliest years, the Company was predominately a Canadian insurance brokerage business. As part of our acquisition strategy, the Company has aggressively expanded in the US. At December 31, 2005, approximately 70% of our total consolidated revenues were from our US brokerage operations. The Company has not yet reached sufficient critical mass or size and/or has not yet fully implemented necessary corporate-wide operational plans/processes that are necessary to achieve a similar financial objective. The Company continues to align compensation programs, integrate and centralize business processes, and cultivate high performing sales cultures and management teams as part of its long-term financial strategies.

In the spring of 2006, the EMT made a presentation to all of our regional hubs’ executive management teams, reaffirming its expectation that all regional hubs would be fully aligned with the same corporate-wide financial objectives by 2010 (at the latest). Every regional hub is expected to provide to, and discuss with, the EMT their strategic plan as to how they will achieve this financial/economic alignment.

Because we operate in a similar business with a similar business model, we measure performance of our regional hubs on a single set of long-term corporate-wide financial objectives, and we expect all of our regional hubs to achieve similar long-term financial performance. We believe that all of our regional hubs operating within Canada and those

September 29, 2006

operating within the United States should exhibit similar economic characteristics on a long-term basis. We will continue to re-assess the similarity of economic characteristics for our operating segments on an on-going basis to determine if aggregation in this manner is still appropriate under SFAS 131.

Regional hubs operating within Canada and those operating within the United States are also similar within their respective country with regard to the nature of the products and services, the nature of production processes, the type or class of customer, the methods used to distribute products or provide services, and the nature of the regulatory environment. In our initial response to the SEC dated July 14, 2006, we outlined the differences that existed between Canadian regional hubs and US regional hubs based on the non-economic characteristics described in paragraph 17, items a-e of SFAS 131. Because we believe that there are sufficient differences in financial risk (as a result of the impact of changes in foreign currency exchange rates), the type of customer and the regulatory environment between Canadian operating segments and US operating segments, we do not believe it is appropriate to aggregate all operating segments into one reportable segment.

Based on our aggregation analysis, we believe that it is appropriate to aggregate all Canadian operating segments into one Canadian reportable segment and all US operating segments into one US reportable segment. We note that our conclusion regarding segment reporting does not appear to be inconsistent with that of our brokerage insurance peer companies who disclose only one reportable segment relating to the brokerage business.

The Canadian segment and the US segment meet all of the quantitative thresholds outlined in paragraph 18 of SFAS 131. Therefore, the Canadian segment and the US segment are considered “reportable segments” under paragraph 16. These are the same reportable segments that we have disclosed in our 2005 Form 10-K filing.

We have reviewed the disclosure requirements of SFAS 131, paragraphs 26-33 and 37-39 and compared these requirements to our previous segment disclosures contained in Note 18 to our annual financial statements for the year ended December 31, 2005. Based on our review and our responses to Staff’s comments on segment reporting, we propose, commencing with our 2006 third quarter Form 10-Q filing, to significantly revise our disclosures such that we improve the transparency of our segment reporting and fully comply with the disclosure requirements of SFAS 131. Our proposed disclosure is as follows:

Segment information

The Company operates in Canada and the United States (US) through an organizational structure comprised of the corporate head office and 15 regional operating centers,

September 29, 2006

called “regional hubs.” Each regional hub addresses a specific regional or specialty market, operating with its own management team and structure. The regional hub is the lowest level in the organization for which discrete financial information is available that is evaluated regularly by the Chief Operating Decision Maker in deciding how to allocate resources and in assessing performance. The Company evaluates the performance of its regional hubs and allocates resources to them based primarily on earnings before interest, taxes, depreciation and amortization (EBITDA). Each of our regional hubs meets the definition of an operating segment.

The Company aggregates the five Canadian regional hubs and the ten US regional hubs into two separate reportable segments - Canadian Operations and United States Operations. Regional hubs that operate in Canada exhibit similar long term economic characteristics, provide similar products and services, distribute products and services through common distribution channels to a common class or type of customer, and operate in a similar regulatory environment. Regional hubs that operate in the US also exhibit similar economic characteristics, however, when compared to the Canadian Operations, there are certain economic and regulatory differences that distinguish the US Operations from the Canadian Operations. The accounting policies of the reportable segments are the same as those described in Note 2, “Summary of significant accounting policies.” Certain costs are not specifically allocated to the operating segments by corporate head office, including the compensation for the Talbot earn-out, other non-cash stock based compensation, unallocated administrative costs, interest expense and certain income tax expense or benefit. However, corporate head office charges a management fee to each of its operating segments. The elimination of intra-segment review relates to intra-company interest charges, management fees and dividends.

Geographic revenue is determined based upon the functional currency of the various subsidiaries. Financial information by reportable segment for 2006, 2005, and 2004 is as follows:

[The Company will insert a segment table]

With respect to the types of products from which each of our reportable segments derives revenues, all regional hubs engage in a similar business, which is the placement of insurance business on behalf of their customers. Commission income earned by our reportable segments can differ based on the type of insurance product we place with insurers on behalf of our customers. These insurance products include commercial lines, personal lines, wholesale, employee benefits, and other less significant products. The Company does not distinguish contingent commissions and volume overrides, and other revenues by insurance product.

September 29, 2006

Our core commission income is comprised of the following products (in 1,000’s of dollars):

Commercial lines	$215,363
Personal lines	83,823
Wholesale	66,065
Employee benefits	52,891
Other	12,265

430,407
Sub-broker commission	(40,500)

Total commission income	$389,907

No single external customer amounts to 10 percent or more of the Company’s total revenues.

7.	Regarding your response to prior comment 7c., please tell us why disclosing the amount of revenue for dissimilar products such as commercial property and casualty, commercial employee benefits, commercial risk management services, personal property and casualty, personal life, personal health and personal financial products and services are not required to be disclosed under paragraph 37 of SFAS 131 and are not meaningful to an investor.

Response: All of our regional hubs engage in a similar business (i.e., placement of insurance business on behalf of their customers) and operate under a similar business model. Although the Company operates in one business, commission income is derived from, and can differ based on, the type of insurance product we place with insurers on behalf of our customers. We do not distinguish contingent commissions and volume overrides, and other revenues in our financial records, by insurance product. Therefore, we are unable to disclose this information. However, we do believe that segregating our core commission income (the largest portion of our total revenue) is required by paragraph 37 of SFAS 131 and would be meaningful to an investor. For internal reporting purposes, we currently segregate our core commission income into the following five product categories: commercial lines, personal lines, wholesale, employee benefits and other products. Therefore, in our third quarter 2006 Form 10-Q, we propose to disclose in tabular format our core commission income for each period by these five product categories as set forth in the table in response 6 above.

September 29, 2006

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at (312) 279-4873.

Sincerely,

/s/ Peter L. Scavetta
Peter L. Scavetta
Vice President, Finance

cc:	Martin P. Hughes

Dennis J. Pauls

Marianne D. Paine

Hub International Limited

Adam M. Givertz

Shearman & Sterling LLP